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                               FORM 6-K/A


                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         Report of Foreign Issuer
                   Pursuant to Rule 13a or 15d - 16 of
                   the Securities Exchange Act of 1934

                       For the month of April 1997


                             Tevecap S.A.
                 (Exact Name as Specified in its Charter)

                             TEVECAP INC.
                   (Translation of Name into English)

                        SEC FILE NUMBER:  0-22267

                           Rua do Rocio, 313
                         Sao Paulo, SP Brazil
                               04552-904
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F     X      Form 40-F
               ---------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

     Yes            No    X
        ---------      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A


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                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.

By: /s/ Jose Augusto P. Moreira
    ---------------------------
     Jose Augusto P. Moreira
     Officer

By: /s/ Claudio Cesar D'Emilio
    ---------------------------
     Claudio Cesar D'Emilio
     Officer

Date:  May 1, 1997

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                           EXHIBIT LIST

2. One copy of the Operating Report of Tevecap S.A. with financial information for the year ended December 31, 1996 prepared in accordance with Brazilian GAAP, presented on April 29, 1997, to certain rating agency analysts of Tevecap S.A.'s 12 5/8% Senior Notes, due 2004 (as amended).

3. One copy of the unaudited financial statements of Tevecap S.A. prepared in accordance with Brazilian GAAP for the year ended December 31, 1996, published on April 30, 1997, in Brazil, pursuant to certain requirements of Brazilian law (as amended).